# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Agrify Corporation, CIK 0001800637
CUSIP: 00853E404
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2468 Industrial Row Dr, Troy, Michigan (MI), 48084
Date of event which requires filing of this statement: 12/12/2024
Amends the filing with accession number 0001213900-24-097577
Filed by CIK 0002043397
Persons authorized to receive notices and communications: Bret Kravitz, 325 West Huron Street, Suite 700, Chicago, Illinois (IL), 60654, 3124716720

## Reporting persons
- RSLGH, LLC (CIK 0002043397): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,021,863; sole dispositive power 0; shared dispositive power 7,021,863; aggregate amount beneficially owned 7,021,863 (49.99% of the class)
  Comment: This amount includes (a) 666,661 shares of common stock acquired pursuant to the Purchase Agreement (as defined in Item 4); (b) 6,169,702 shares of common stock underlying warrants acquired pursuant to the Purchase Agreement, subject to a 49.99 percent beneficial ownership limitation; and (c) 185,500 shares of common stock underlying warrants acquired pursuant to the Warrant Purchase Agreement (as defined in Item 4), subject to a 4.99 percent beneficial ownership limitation. The Note (as defined in Item 4) is not currently convertible and is not anticipated to be convertible within the next 60 days.
- CORE GROWTH, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,021,863; sole dispositive power 0; shared dispositive power 7,021,863; aggregate amount beneficially owned 7,021,863 (49.99% of the class)
  Comment: This amount includes (a) 666,661 shares of common stock acquired pursuant to the Purchase Agreement (as defined in Item 4); (b) 6,169,702 shares of common stock underlying warrants acquired pursuant to the Purchase Agreement, subject to a 49.99 percent beneficial ownership limitation; and (c) 185,500 shares of common stock underlying warrants acquired pursuant to the Warrant Purchase Agreement (as defined in Item 4), subject to a 4.99 percent beneficial ownership limitation. The Note (as defined in Item 4) is not currently convertible and is not anticipated to be convertible within the next 60 days.
- WELLNESS MGMT, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,021,863; sole dispositive power 0; shared dispositive power 7,021,863; aggregate amount beneficially owned 7,021,863 (49.99% of the class)
  Comment: This amount includes (a) 666,661 shares of common stock acquired pursuant to the Purchase Agreement (as defined in Item 4); (b) 6,169,702 shares of common stock underlying warrants acquired pursuant to the Purchase Agreement, subject to a 49.99 percent beneficial ownership limitation; and (c) 185,500 shares of common stock underlying warrants acquired pursuant to the Warrant Purchase Agreement (as defined in Item 4), subject to a 4.99 percent beneficial ownership limitation. The Note (as defined in Item 4) is not currently convertible and is not anticipated to be convertible within the next 60 days.
- FOR SUCCESS HOLDINGS COMPANY: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,021,863; sole dispositive power 0; shared dispositive power 7,021,863; aggregate amount beneficially owned 7,021,863 (49.99% of the class)
  Comment: This amount includes (a) 666,661 shares of common stock acquired pursuant to the Purchase Agreement (as defined in Item 4); (b) 6,169,702 shares of common stock underlying warrants acquired pursuant to the Purchase Agreement, subject to a 49.99 percent beneficial ownership limitation; and (c) 185,500 shares of common stock underlying warrants acquired pursuant to the Warrant Purchase Agreement (as defined in Item 4), subject to a 4.99 percent beneficial ownership limitation. The Note (as defined in Item 4) is not currently convertible and is not anticipated to be convertible within the next 60 days.
- VCP23, LLC (CIK 0001738584): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,021,863; sole dispositive power 0; shared dispositive power 7,021,863; aggregate amount beneficially owned 7,021,863 (49.99% of the class)
  Comment: This amount includes (a) 666,661 shares of common stock acquired pursuant to the Purchase Agreement (as defined in Item 4); (b) 6,169,702 shares of common stock underlying warrants acquired pursuant to the Purchase Agreement, subject to a 49.99 percent beneficial ownership limitation; and (c) 185,500 shares of common stock underlying warrants acquired pursuant to the Warrant Purchase Agreement (as defined in Item 4), subject to a 4.99 percent beneficial ownership limitation. The Note (as defined in Item 4) is not currently convertible and is not anticipated to be convertible within the next 60 days.
- GTI23, INC.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,021,863; sole dispositive power 0; shared dispositive power 7,021,863; aggregate amount beneficially owned 7,021,863 (49.99% of the class)
  Comment: This amount includes (a) 666,661 shares of common stock acquired pursuant to the Purchase Agreement (as defined in Item 4); (b) 6,169,702 shares of common stock underlying warrants acquired pursuant to the Purchase Agreement, subject to a 49.99 percent beneficial ownership limitation; and (c) 185,500 shares of common stock underlying warrants acquired pursuant to the Warrant Purchase Agreement (as defined in Item 4), subject to a 4.99 percent beneficial ownership limitation. The Note (as defined in Item 4) is not currently convertible and is not anticipated to be convertible within the next 60 days.
- GREEN THUMB INDUSTRIES INC. (CIK 0001795139): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); source of funds: working capital (WC); sole voting power 0; shared voting power 7,021,863; sole dispositive power 0; shared dispositive power 7,021,863; aggregate amount beneficially owned 7,021,863 (49.99% of the class)
  Comment: This amount includes (a) 666,661 shares of common stock acquired pursuant to the Purchase Agreement (as defined in Item 4); (b) 6,169,702 shares of common stock underlying warrants acquired pursuant to the Purchase Agreement, subject to a 49.99 percent beneficial ownership limitation; and (c) 185,500 shares of common stock underlying warrants acquired pursuant to the Warrant Purchase Agreement (as defined in Item 4), subject to a 4.99 percent beneficial ownership limitation. The Note (as defined in Item 4) is not currently convertible and is not anticipated to be convertible within the next 60 days.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Agrify Corporation
Address of issuer's principal executive offices: 2468 Industrial Row Dr, Troy, Michigan (MI), 48084
Comment: SCHEDULE 13D - EXPLANATORY NOTE This Amendment No. 1 to the statement on Schedule 13D ("Amendment No. 1") amends the Schedule 13D originally filed by the Reporting Persons (as defined herein) on November 13, 2024 (the "Schedule 13D"), and relates to the shares of common stock, par value $0.001 ("Common Stock") of Agrify Corporation (the "Company" or the "Issuer") beneficially owned by (1) RSLGH, LLC, a Delaware limited liability company ("RSLGH"); (2) Core Growth, LLC, a Delaware limited liability company and the sole member of RSLGH ("Core Growth"); (3) Wellness Mgmt, LLC, a California limited liability company and the sole member of Core Growth ("Wellness Mgmt"); (4) For Success Holdings Company, a Delaware corporation and the sole member of Wellness Mgmt ("For Success Holdings"); (5) VCP23, LLC, a Delaware limited liability company and the sole shareholder of For Success Holdings ("VCP23"); (6) GTI23, Inc., a Delaware corporation and the sole member of VCP23 ("GTI23"); and (7) Green Thumb Industries Inc., a British Columbia corporation and the sole shareholder of GTI23 ("GTI" or "Green Thumb") (RSLGH, Core Growth, Wellness Mgmt, For Success Holdings, VCP23, GTI23 and GTI, collectively, the "Reporting Persons"). In accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: In aggregate, the Reporting Persons are deemed to have voting and dispositive power over 7,021,863 shares of Common Stock of the Company. The Acquired Warrant was acquired for the Warrant Purchase Price (as such terms are defined in Item 4). The Warrant Purchase Price was paid out of the working capital of GTI. As of the date of this filing, the Reporting Persons have no margin or other loans outstanding secured by Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: N/A

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: N/A
Number of shares as to which each person has sole or shared power to vote or dispose: N/A
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See the disclosure in Item 4 and Item 5 above, which is incorporated into this Item 6, and see the joint filing agreement of the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - https://www.sec.gov/Archives/edgar/data/1800637/000121390024097577/ea022100501ex99-1_agrify.htm
99.2 - https://www.sec.gov/Archives/edgar/data/1800637/000121390024097577/ea022100501ex99-2_agrify.htm
99.3 - https://www.sec.gov/Archives/edgar/data/1800637/000121390024094613/ea022010001ex4-1_agrify.htm
99.4 - Purchase Agreement, dated December 12, 2024, between RSLGH, LLC and Double or Nothing, LLC

## Signatures
- RSLGH, LLC: /s/ Bret Kravitz, Bret Kravitz/Corporate Secretary (12/16/2024)
- CORE GROWTH, LLC: /s/ Benjamin Kovler, Benjamin Kovler/Authorized Signatory (12/16/2024)
- WELLNESS MGMT, LLC: /s/ Benjamin Kovler, Benjamin Kovler/Authorized Signatory (12/16/2024)
- FOR SUCCESS HOLDINGS COMPANY: /s/ Benjamin Kovler, Benjamin Kovler/CEO & President (12/16/2024)
- VCP23, LLC: /s/ Benjamin Kovler, Benjamin Kovler/Manager (12/16/2024)
- GTI23, INC.: /s/ Benjamin Kovler, Benjamin Kovler/Director & Authorized Signatory (12/16/2024)
- GREEN THUMB INDUSTRIES INC.: /s/ Benjamin Kovler, Benjamin Kovler/Chairman and Chief Executive Officer (12/16/2024)